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                                                                     EXHIBIT 4.2


                              EMPLOYMENT AGREEMENT

                THIS EMPLOYMENT AGREEMENT (the "Agreement") is made as of May 4, 2000, between WARNER CHILCOTT, INC (the "Company"), and Paul Herendeen ("Executive").

                                    RECITALS

                WHEREAS, Executive is currently employed by Warner Chilcott Public Limited Company, a public limited company ("Warner");

                WHEREAS, Warner and Galen Holdings plc ("Galen") have entered into an agreement pursuant to which Galen will exchange all of the outstanding securities of the Company for ordinary shares in Galen pursuant to a scheme of arrangement pursuant to Section 201 of the Irish Companies Act (the "Acquisition");

                WHEREAS, the Company is a subsidiary of Warner;

                WHEREAS, upon consummation of the Acquisition, the Company desires to employ Executive and Executive desires to be employed by the Company upon the terms and conditions herein set forth; and

                WHEREAS Executive and Warner are parties to an Employment Agreement, dated August 1, 1999 (the "Prior Agreement"), which is hereby superceded and replaced by this Agreement provided that this Agreement shall only have legal force upon a consummation of the Acquisition and in the event the Acquisition is not consummated the Prior Agreement shall remain in full force and effect.

                NOW THEREFORE in consideration of the promises and mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.      EMPLOYMENT.

        (a) Executive shall be employed as Executive Vice President and Director of Business Development of Galen and agrees to render full time services under this Agreement and to perform such other duties commensurate with such office.

        (b) Executive shall perform substantially all of his duties under this Agreement at the Company's Rockaway, New Jersey office provided, however, that the Executive may be required to perform incidental services outside the United States from time to time. Executive may from time to time be required to perform duties on behalf of any company within the group of companies of which Galen is a member ("Group Companies"), which duties shall be performed by Executive without additional compensation or remuneration.

        (c) Executive hereby accepts such employment and agrees to render the services described above to the best of his abilities in a diligent, trustworthy, businesslike and efficient

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manner. It shall not be a violation of this Agreement for Executive to serve on corporate, civic or charitable boards or committees so long as such activities do not significantly interfere with Executive's commitment to work in accordance with this Agreement.

        (d) During the Employment Period (as defined in Section 2 below), Executive shall be included in any slate of nominees proposed by Galen for election or reelection, as the case may be, to Galen's Board of Directors. Executive shall serve as a director of Galen for no additional compensation from the Company, Warner or Galen. Upon termination of Executive's employment under this Agreement for any reason, or the expiration of this Agreement, Executive shall immediately submit his resignation from the Board of Directors of Galen. During his employment hereunder, Executive shall report to the Board of Directors of Galen.

        (e) Upon this Agreement becoming effective, Executive hereby specifically waives and forfeits all rights and benefits he may have under the Prior Agreement including all severance and other termination rights which may accrue solely due to the Acquisition. Notwithstanding the foregoing, Executive shall not waive or forfeit his right to have his existing options and warrants become vested due to the Acquisition (pursuant to Sections 4(h)(i)(j) and (k) of the Prior Agreement). In addition, in consideration for the grant of Galen options as described in Section 3(d), and the retention bonus described in
Section 3(e), Executive hereby waives all right, title and interest that he may have and effectively consents to the termination of and cancellation of Warner's obligations to grant to him options to purchase 100,000 shares of common stock of Warner on May 16, 2000 (the "Pending Options") and the right to a special incentive bonus to be paid in the event that there is an event that precipitates an increase in the per share price of Warner between February 28, 2000 ($15.50) and May 16, 2000. In consideration for such waiver and Executive's covenant and obligations hereunder, Executive shall be paid a signing bonus (the "Signing Bonus") as more particularly set out in Appendix A hereto which shall become payable upon this Employment Agreement becoming effective.

2. TERM OF EMPLOYMENT. Executive's employment by the Company shall commence on the date of the consummation of the Acquisition and shall continue unless terminated as hereinafter provided (the "Employment Period"). Executive may terminate his employment during the Employment Period with twelve months written notice to the Company. If the Company gives Executive notice of termination without cause, Executive shall be entitled to the severance payments provided in
Section 4(d) hereof.

3.      BASE SALARY AND BENEFITS.

        (a) During the Employment Period, Executive's base salary shall be $270,000 per annum (the "Base Salary"). The Base Salary shall be subject to adjustment from time to time in accordance with the compensation policies and practices of the Company; however, in no case shall Executive's salary be reduced below $270,000 per annum. The Base Salary shall be payable in regular installments in accordance with the Company's general payroll practices and shall be subject to customary withholding.

        (b) The Company shall reimburse Executive for all reasonable expenses incurred by him in the course of performing his duties under this Agreement which are consistent with the

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Company's policies in effect from time to time with respect to travel, entertainment and other business expenses. The parties agree that such expenses shall include, by way of example and not limitation, cellular telephone service and home fax machine and telephone line.

        (c)     Except for any bonus which is subject to the provisions of
Section 3(e) and (f) hereof, Executive shall be entitled to participate, on a basis comparable to other key executives of the Company, in any benefit plan, incentive compensation plan, or program of the Company for which key executives are or shall become eligible, including, without limitation, pension, 401(k), life and disability insurance and stock schemes, subject to the approval of the Remuneration Committee of the Board of Directors of the Company and the terms and conditions of such plans and schemes.

        (d) Notwithstanding the limitations contained in Section 3(c) hereof, in consideration for Executive's agreement to forfeit his rights with respect to the Pending Options, Executive shall be granted options to purchase shares of Gershwin in the amount and subject to the terms and conditions set forth on Appendix A hereto.

        (e) Notwithstanding the limitations of Section 3(f), on the first anniversary of the Acquisition (the "Payment Date"), the Executive shall be eligible to receive a retention bonus in the amount more particularly set out in Appendix A to this Agreement (the "Retention Bonus"), subject to the following conditions: (i) the Executive must be employed by the Company on the Payment Date or Executive's employment is terminated prior to the Payment Date without cause or for Good Reason (as defined in Sections 4(c) and 4(e) respectively),
(ii) the Chairman determines that Executive has accomplished his assigned task to successfully integrate Warner into Galen, and (iii) in the event that any amount paid to the Executive pursuant to this Section 3(e) would not be deductible for tax purposes to the Company or appropriate Group Company under U.S. law, the Executive hereby agrees that payment of such amount (or such portion of such amount which would render the total amount non-tax deductible) shall be deferred until the earliest time as payment of the whole amount would be treated as deductible for U.S. tax purposes. Executive shall forfeit the Retention Bonus if he terminates his employment with the Company other than for Good Reason prior to the Payment Date.

        (f) In addition to the Base Salary Executive shall be eligible to receive an annual cash bonus in a target amount equal to 50% of his then current Base Salary. Such bonus shall be provided on such terms and in such amounts, if any, as the Board of Directors of Galen may deem appropriate in its sole discretion.

        (g) Executive shall be entitled to vacation time with compensation of 20 days per annum. Executive shall also be entitled to all paid holidays given by the Company to its key officers.

4.      TERMINATION.

        (a) If the Executive shall die during the Employment Period, this Agreement shall terminate effective as of the date of Executive's death, except that Executive's surviving spouse or, if none, his estate, shall be entitled to receive the benefits set forth in Section 4(d) below.

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        (b)     At the sole discretion of the Board of Directors of the Company,
Executive's employment may be terminated if the Executive is disabled (as defined below) and shall have been absent from his duties with the Company on a full time basis for one hundred and eighty (180) consecutive days, and, within thirty (30) days after written notice by the Company to do so, the Executive shall not have returned to the performance of his duties hereunder on a full time basis. In the event of such termination, the Company shall make to Executive the payments specified in Section 4(d). As used herein, the term "disabled" shall (i) mean that Executive is unable, as a result of a medically determinable physical or mental impairment, to perform the duties and services of his position, or (ii) have the meaning specified in any disability insurance policy maintained by the Company, whichever is more favorable to the Executive.

        (c) The Company may, by notice to Executive, terminate Executive's employment hereunder for cause. As used herein, "cause" shall mean (i) the conviction of Executive of a felony (other than violation of a motor vehicle or moving violation law) or conviction of a misdemeanor if such misdemeanor involves moral turpitude; or (ii) Executive's voluntary engagement in conduct constituting larceny, embezzlement, conversion or any other act involving the misappropriation of any Group Company funds in the course of his employment; or
(iii) the willful refusal (following written notice) to carry out specific directions of the Board of Directors of Galen, which directions shall be consistent with the provisions hereof; or (iv) Executive's committing any act of gross negligence or intentional misconduct in the performance or non-performance of his duties as an employee of the Company; or (v) any material breach by the Executive of any material provision of this Agreement (other than for reasons related only to the business performance of the Company or business results achieved by Executive). For purposes of this Section 4(c), no act or failure to act on Executive's part shall be considered to be reason for termination for cause if done, or omitted to be done, by Executive in good faith and with the reasonable belief that the action or omission was in the best interests of the Company. Upon the termination of Executive's employment for cause, the Company shall pay to Executive (x) his Base Salary accrued through the effective date of termination, payable at the time such payment is otherwise due and payable hereunder, and (y) all other amounts and benefits to which Executive is entitled, including, without limitation, vacation pay and expense reimbursement amounts accrued to the effective date of termination and amounts and benefits owing under the terms of any benefit plan of the Company in which Executive participates and Executive shall not be entitled to any severance payments.

        (d) The Executive and the Company agree that the Company in its absolute discretion, may terminate the Executive's employment hereunder without cause provided, however that in such event Executive shall be entitled to receive (so long as he executes and delivers the Company's standard form of release) an amount equal to Executive's then current Base Salary for a period of twelve months plus all other amounts and benefits to which Executive is entitled, including without limitation, expense reimbursement amounts accrued to the effective date of termination and amounts and benefits owing under the terms of any benefit plan of the Company in which Executive participates (the "Severance Payment"). The foregoing amounts shall be payable either in equal monthly installments, payable on or before the last day of each month during the Severance Period, or in a lump sum payment within ten (10) days after Executive's last day of active employment. Notwithstanding the foregoing, if such termination is


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following a Change in Control, Executive shall be entitled to receive an amount equal to his then current Base Salary for a period of eighteen months payable in a lump sum. In addition, Executive shall be entitled to continue participation in the Company's health and other welfare benefit plans, at the Company's expense, for the applicable Severance Period. For the purposes of this Agreement, the "Severance Period" shall mean either 12 months or 18 months for which the Company is obliged to make payments to the Executive under this section 4(d) regardless of whether such payments are made in a lump sum.

        (e) For purposes of this Agreement, a "Change in Control" shall be deemed to have occurred if any person (or persons "acting in concert" as defined in the UK's City Code on Takeovers and Mergers) obtains "control" (as that term is defined in s.840 of the UK Income and Corporation Taxes Act 1988) of the Company or Galen and that control is unconditional in all respects; but excluding any reconstruction or amalgamation of the Company or Galen.

        (f)     Executives employment may be terminated by the Executive,

                (i) for Good Reason. For purposes of this Agreement, "Good Reason" shall mean: (A) other than as contemplated by Section 1(e) the assignment to Executive of duties materially inconsistent with Executive's position (including status, offices, titles, and reporting requirements), authority, duties or responsibilities as contemplated by Section 1 (a) hereof, or any other action by the Company or Galen which results in a diminution in such position, authority, duties or responsibilities, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company or Galen promptly after receipt of notice thereof given by Executive; (B) any failure by the Company to comply with any of the provisions of Section 3 hereof, other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by Executive; (C) the Company's requiring Executive to be based at any office or location other than as provided in Section 1(b); (D) any purported termination by the Company of Executive's employment otherwise than as expressly permitted by this Agreement; or (E) any failure by the Company to obtain an express assumption of this Agreement by a successor as required pursuant to Section 15 hereof. Upon any termination pursuant to the subsection (f), Executive shall be entitled to the payment specified in section 4(d) hereof and to the other rights described therein (subject to his compliance therewith).

                (ii) by resignation or retirement. If Executive resigns or retires, this Agreement shall terminate as of the effective date of Executive's retirement or resignation and thereupon Executive shall be entitled solely to the payments and benefits set forth in Sections 4(c) and (l).

        (g) If (i) Executive's employment is terminated pursuant to sub-sections (a), (b), (d) or (f)(i) of this Section 4; or (ii) a "Change in Control" of the Company (as defined in Section 4(e) occurs, all stock options, restricted stock, warrants, deferred compensation and similar benefits which have not yet become vested on the date of a Change in Control, will become vested upon such event, and Executive shall be permitted to exercise all such rights in the eighteen month period immediately following Executive's date of termination (or such longer date as determined in good faith by the Company in the event securities laws prevent exercise of

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such rights in such period) following any Change of Control, whether or not
Executive remains employed with the Company or terminates his employment in accordance with this subsection (g). In addition, if a Change in Control occurs, Executive may, after such Change in Control, terminate his employment with the Company for any reason after the expiry of sixty (60) days immediately following the effective date of such Change in Control, in which event Executive shall be entitled to the payments specified in Section 4(d) above and to the other rights described elsewhere in this Agreement.

        (h) Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any payment or distribution by the Company to or for the benefit of Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this subsection (h)) (a "Payment") would be subject to the excise tax imposed by
Section 4999 of the Code, or any interest or penalties are incurred by Executive with respect to such excise tax (such excise tax, together with any such interest and penalties are hereinafter collectively referred to as the "Excise Tax"), the Company shall pay to Executive at the time specified in subparagraph
(k) below an additional amount (a "Gross-Up Payment") such that the net amount of the Gross-Up Payment retained by Executive, after deduction of all federal, state and local income tax (and any interest and penalties imposed with respect thereto), employment tax and Excise Tax on the Gross-Up Payment, shall be equal to the amount of the Excise Tax imposed on such Payment.

        (i) For purposes of the foregoing subparagraph (h), the proper amounts, if any, of the Excise Tax and the Gross-Up Payment shall be determined in the first instance by the Company. Such determination by the Company shall be communicated in writing by the Company to Executive at least fourteen (14) days prior to the occurrence of a Change of Control. Within ten (10) days of being provided with written notice of any such determination, Executive may provide written notice to the Chairperson of the Compensation Committee of the Board of Directors of the Company of any disagreement, in which event the amounts, if any, of the Excise Tax and the Gross-Up Payment shall be determined by an independent accounting firm mutually selected by the Company and Executive. The determination of the Company (or in the event of disagreement, the accounting firm selected) shall be final and nonreviewable.

        (j) For purposes of determining whether any of the Payments will be subject to the Excise Tax and the amount of such Excise Tax under subparagraph
(h), the following principles will be applicable:

                (A) Any payments or benefits received or to be received by Executive in connection with a termination of employment shall be treated as "parachute payments" within the meaning of Section 28OG(b)(2) of the Code, and all "excess parachute payments" within the meaning of
                        Section 280G(b)(1) of the Code shall be treated as subject to the Excise Tax unless the accounting firm selected above determines based on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code, with substantial authority (within the meaning of Section 6662 of the Code), such other payments or benefits (in whole or in part) do

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                        not constitute parachute payments, or such excess
                        parachute payments (in whole or in part) represents reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) of the Code in excess of the base amount within the meaning of Section 280G(b)(3) of the Code; and

                (B) The value of any non-cash benefits or any deferred payment or benefit shall be determined in accordance with Section 28OG(d)(3) and (4) of the Code. For purposes of determining the amount of the Gross-Up Payment, Executive shall be deemed to pay federal income taxes at the highest marginal rate of tax in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest marginal rate of tax in the state and locality of Executive's residence on the date of termination, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

        (k) The Payments provided for in subparagraph (h) shall be made in a cash, lump-sum payment, net of any required tax withholdings, upon the later of
(i) the fifth business day following the effective date of termination, or (ii) the calculation of the amount of the Gross-Up Payment under subparagraph (i). Any Payment required hereunder that is not made in a timely manner shall bear interest at a rate equal to the prime rate quoted on the date the payment is first overdue by Citibank N.A., New York, New York plus two percent until paid.

        (l) Amounts which are vested benefits or which Executive is otherwise entitled to receive under any plan, policy, practice or program of or in any contract or agreement with the Company or any of its affiliated companies at or subsequent to the date of termination of Executive's employment for any reason shall be payable in accordance with such plan, policy, practice or program or contract or agreement except as explicitly modified by this Agreement.

5.      CONFIDENTIAL INFORMATION.

        (a) Executive acknowledges and agrees that the information, observations and data obtained by him concerning Galen or any Group Company while employed under this Agreement ("Confidential Information") are the property of Galen and/or the relevant Group Company (as appropriate). Therefore, Executive agrees to keep secret and retain in the strictest confidence all Confidential Information, including without limitation, trade "know-how" secrets, customer lists, pricing policies, operational methods, technical processes, formulae, inventions and research projects and other business affairs of the Company, Warner and Galen, learned by him prior to or after the date of this Agreement, and not to disclose them to anyone outside the Company, Warner or Galen, either during or after his employment with the Company, except (i) in the course of performing his duties hereunder; (ii) with Galen's express written consent;
(iii) to the extent that the Confidential Information becomes generally known to and available for use by the public other than as a result of Executive's acts or omissions; or (iv) where required to be disclosed by court order, subpoena or other government process. If Executive shall be required to make disclosure pursuant to the provisions of clause (iv) of the preceding sentence, Executive

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promptly, but in no event more than 48 hours after learning of such subpoena, court order or other governmental process, shall notify the Company, by personal delivery or fax (pursuant to Section 10 hereof), and, at the Company's expense, shall take all reasonably necessary steps requested by the Company to defend against the enforcement of such subpoena, court order or other governmental process and permit the Company to intervene and participate with counsel of its own choice in any related proceeding.

        (b) Executive shall deliver to the Company at the termination of his employment, or at any other time the Company may request, all memoranda, notes, plans, records, reports, computer tapes, printouts and software and other documents and data (and copies thereof) relating to the Confidential Information, Work Product (as defined below) or the business of the Company or any subsidiary which he may then possess or have under his control.

6. INVENTIONS AND PATENTS. Executive acknowledges that all inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports and all similar or related information (whether or not patentable) which relate to the Company's or any of its subsidiaries' actual or anticipated business, research and development or existing or future products or services and which are conceived, developed or made by Executive while employed by the Company or Warner and its subsidiaries ("Work Product") belong to the Company, Warner or such subsidiary. Executive shall promptly disclose such Work Product to the Board of Directors of Galen and perform all actions reasonably requested by the Board of Directors of Galen (whether during or after his employment) to establish and confirm such ownership (including, without limitation, assignments, consents, powers of attorney and other instruments).

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7.      INDEMNIFICATION. The Company will indemnify Executive and his legal representatives, to the fullest extent permitted by the laws of the State of Delaware and the existing by-laws of the Company or any other applicable laws or the provisions of any other corporate document of the Company, and Executive shall be entitled to the protection of any insurance policies the Company may elect to obtain generally for the benefit of its directors and officers, against all costs, charges and expenses whatsoever incurred or sustained by him or his legal representatives in connection with any action, suit or proceeding to which he or his legal representatives may be made a party by reason of him being or having been a director or officer of the Company or of any of its subsidiaries or affiliates or actions taken purportedly on behalf of the Company or of any of its subsidiaries or affiliates. The Company shall advance to Executive the amount of his expenses incurred in connection with any proceeding relating to such service or function to the fullest extent legally permissible under Delaware law. The indemnification and expense reimbursement obligations of the Company in this Section 7 will continue as to Executive after he ceases to be an officer of the Company and shall inure to the benefit of his heirs, executors and administrators. The Company shall not, without Executive's written consent, cause or permit any amendment of the Company's governing documents which would affect Executive's rights to indemnification and expense reimbursement thereunder.

8.      NON-COMPETE. NON-SOLICITATION.

        (a) Subject to Section 1(b) hereof, Executive covenants and agrees that, during the Employment Period and for the following periods after the termination of this Agreement howsoever arising save with the prior written consent of the Board of Directors of the Company which shall not be unreasonably refused or delayed directly or indirectly, either alone or jointly with or on behalf of any person, firm, company or entity and whether on his own account or as principal, partner, shareholder, director, employee, consultant or in any other capacity whatsoever, Executive shall not:

                (i) for the greater of the Severance Period or six months following termination in the Relevant Territory (as defined in Section 8(b) below) and in competition with the Company or any of the Relevant Group Companies engage, assist or be interested in any undertaking which provides services/products similar to those provided by the Company or any Relevant Group Companies;

                (ii) for the greater of the Severance Period or six months following termination in the Relevant Territory solicit or interfere with or endeavor to entice away from the Company or any of the Relevant Group Companies any person, firm, company or entity who was a customer or potential customer of the Company or any of the Relevant Group Companies ;

                (iii) for the greater of the Severance Period or six months following termination in the Relevant Territory be concerned with the supply of services/products to any person, firm, company or entity which was a customer or potential customer of the Company or any of the Relevant Group Companies where such services/products are in competition with those services/products supplied by the Company or any of the Relevant Group Companies;

                (iv) for the greater of the Severance Period or six months following termination offer to employ or engage or solicit the employment or engagement of any person who immediately prior to the date of termination was an employee, contractor or director of the Company or any of the Relevant Group Companies (whether or not such person would commit any breach of their contact of employment or engagement by reason of leaving the service of such company); and

                (v) represent himself as being in any way connected with or interested in the business of the Company or any of the Relevant Group Companies other than in his capacity as a shareholder of any such company.

        (b)     For the purposes of Section 8(a):

                (i) a "RELEVANT GROUP COMPANY" means the Company and all subsidiary (within the meaning of Article 4 of the Companies (Northern Ireland) Order 1986) and associated companies (within the meaning of Statement of Standard Accounting Practice No. 1 of the Institute of Chartered Accountants in England and Wales) for which the Executive has performed services or in which he has held office and, if applicable, their predecessors in business; and

                (ii) "RELEVANT TERRITORY" means the area constituting the market of the Company or any of the Relevant Group Companies for products and services with which the Executive shall have been concerned during the term of his employment with the Company and/or Warner.

                (iii) "POTENTIAL CUSTOMER" means any entity, person or otherwise that the Company and any of the Relevant Group Companies has actively solicited business during the 12 month period prior to the Executive's termination of employment.

        (c) Nothing contained in Section 8(a) shall prohibit the Executive from holding shares or securities of a company any of whose shares or securities are quoted or traded on any recognized investment or stock exchange provided that any such holding shall not exceed three percent of the issued share capital of the Company and is held passively by way of bona fide investment only.

        (d) If, at the time of enforcement of this Section 8, a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by law. Executive agrees that the restrictions contained in this Section 8 are reasonable.

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        (e)     In the event of the breach or a threatened breach by Executive of any of the provisions of this Section 8, the Company, in addition and supplementary to other rights and remedies existing in its favor, may apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof (without posting of any bond).

9. EXECUTIVE'S REPRESENTATIONS. Executive hereby represents and warrants to the Company that (i) the execution, delivery and performance of this Agreement by Executive do not and shall not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which Executive is a party or by which he is bound, and (ii) upon the execution and delivery of this Agreement by the parties, this Agreement shall be the valid and binding obligation of Executive, enforceable in accordance with its terms. Executive hereby acknowledges and represents that he has had the opportunity to consult with independent legal counsel regarding his rights and obligations under this Agreement and that he fully understands the terms and conditions contained herein.


10. NOTICES. Any notice provided for in this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally with receipt acknowledged or sent by registered or certified mail or equivalent, if available, postage prepaid, or by fax (which shall be confirmed by a writing sent by registered or certified mail or equivalent on the same day that such fax was sent), addressed to the parties at the following addresses or to such other address as such party shall hereafter specify by notice to the other:

            Notices to Executive:              Paul S. Herendeen
                                               7 Maple Road
                                               Chatham Township
                                               NJ 07928
                                               (973) 701-2860 (phone)

            Notices to the Company:            Warner Chilcott, Inc.
                                               Rockaway 80 Corporate Center
                                               100 Enterprise Drive
                                               Rockaway, NJ 07866
                                               (973) 442-3200 (Phone)
                                               (973) 442-3316 (Fax)
                                               Attention: General Counsel

11. SEVERABILITY. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

12. COMPLETE AGREEMENT. This Agreement constitutes the complete agreement and understanding among the parties and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

13. NO STRICT CONSTRUCTION. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.

14. COUNTERPARTS. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

15. SUCCESSORS AND ASSIGNS. This Agreement is intended to bind and inure to the benefit of and be enforceable by Executive, the Company and their respective heirs, successors and assigns, except that Executive may not assign his rights or delegate his obligations hereunder without the prior written consent of the Company. The Company will require any successor to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

16. CHOICE OF LAW. All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of New Jersey without giving effect to any choice of law or conflict of law rules or provisions that would cause the application of the laws of any jurisdiction other than the State of New Jersey.

17. AMENDMENT AND WAIVER. The provisions of this Agreement may be amended or waived only with the prior written consent of the Company and Executive, and no course of conduct or failure or delay in enforcing the provisions of this Agreement shall affect the validity, binding effect or enforceability of this Agreement.

18. ARBITRATION. Any controversy or claim arising out of or relating to this Agreement, the making, interpretation or the breach thereof, other than (a) a claim solely for injunctive relief for any alleged breach of the provisions of Sections 5 and/or 8 as to which the parties shall have the right to apply for specific performance to any court having equity jurisdiction; and (b) the determination of Excise Tax and Gross-Up Payment pursuant to Section 4 herein; shall be settled by arbitration in New York City by one arbitrator in accordance with the Commercial Arbitration

Rules of the American Arbitration Association and judgement upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof and any party to the arbitration may, if he elects, institute proceedings in any court having jurisdiction for the specific performance of any such award. The powers of the arbitrator shall include, but not be limited to, the awarding of injunctive relief.

19. LEGAL FEES AND EXPENSES. The Company agrees to pay, as incurred, to the full extent permitted by law, all reasonable legal fees and expenses which Executive may reasonably incur as a result of (a) review and/or any claims made regarding the Company's determination of Excise Tax and Gross-Up Amount pursuant to Section 4 herein, or (b) any contest brought in good faith (regardless of the outcome thereof) by the Company, the Executive or others of the validity, or enforceability of, or liability under, any provision of this Agreement or any guarantee of performance thereof (including as a result of any contest by Executive about the amount of any payment pursuant to this Agreement), plus in each case interest on any delayed payment at the applicable Federal rate provided for in Section 7872(f)(2)(A) of the Code.

20. NO MITIGATION OR SET-OFF. The provisions of this Agreement are not intended to, nor shall they be construed to require that Executive mitigate the amount of any payment provided for in this Agreement by seeking or accepting other employment, nor shall the amount of any payment provided for in this Agreement be reduced by any compensation earned by Executive as a result of his employment by another employer or otherwise. The Company's obligations to make the payments to Executive required under this Agreement, and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action that the Company may have against Executive.

21. TAX WITHHOLDING. The parties agree to treat all amounts paid to Executive hereunder as compensation for services. Accordingly, the Company may withhold from any amount payable under this Agreement such Federal, state or local taxes as shall be required to be withheld pursuant to any applicable law or regulation.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.



                                 WARNER CHILCOTT, INC.


                                 [ROGER BOISSONNEAULT] SIGNED
                                 ------------------------------
                                 NAME:  ROGER BOISSONNEAULT
                                 TITLE:



                                 EXECUTIVE:


                                 [PAUL S. HERENDEEN] SIGNED
                                 ------------------------------
                                 PAUL HERENDEEN

                                   APPENDIX A
                                       TO
                              EMPLOYMENT AGREEMENT
                        DATED MAY 4, 2000 BY AND BETWEEN
                    WARNER CHILCOTT, INC. AND PAUL HERENDEEN


SIGNING BONUS:

        Pursuant to the terms of Section 1(e) of the Employment Agreement, the amount of Executive's Signing Bonus is $135,000 (50% of Base Salary).

RETENTION BONUS:

        Pursuant to the terms of Section 3(e) of the Employment Agreement, the amount of Executive's Retention Bonus is $324,000 (120% of Base Salary)

OPTIONS:

        As of the date of the closing of the Acquisition, Executive shall be granted pursuant to the terms and conditions of the 2000 US Option Scheme of Galen Holdings PLC an option to purchase 250,000 ordinary shares of Galen Holdings PLC represented by 62,500 American Depository Shares (ADSs) at an exercise price equal to the fair market value thereof on such date (the "Replacement Option"). For this purpose, fair market value shall be the closing price of an ADS of Galen Holdings on the date of the Acquisition. Executive shall vest in the Replacement Option based upon continued employment with the Company. One-eighteenth of the Replacement Options shall vest as of the last day of each calendar month following date of grant, with full vesting therein on the last day of the eighteenth month following the date of grant. In addition, the Replacement Option shall expire on the earlier of 10 years from date of grant or eighteen months following the termination of Executive's employment. Except as provided herein, the Replacement Option will be subject to the terms and conditions of the 2000 US Option Scheme of Galen Holdings PLC.


         ACKNOWLEDGED AND ACCEPTED:




         [PAUL S. HERENDEEN] SIGNED
         --------------------------
         Paul Herendeen